UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04034327

Act 34
Section 17
Rule 17a-5
Public Availability 5-31-04

May 17, 2004

Stephen H. Cohen, Esq.
Morgan Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

Re: Request for Form X-17A-5 Filing Extension

Dear Mr Cohen:

We have received your letter, dated April 2, 2004, in which you request on behalf of BNY Direct Execution, Inc. ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm terminated its membership with the New York Stock Exchange as of May 3, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm was required to file a Final FOCUS by May 5, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by May 25, 2004.

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

Please note, however, that Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no-action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Kathryn Mahoney, NYSE

David

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
TEL: 212.309.6000
FAX: 212.309.6273
eFax: 877.432.9652
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

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SEND TO

Name:	Mr. Thomas K. McGowan	Firm:	U.S. Securities and Exchange Commission
FAX Number:	202-942-9553	Telephone Number:	202-942-0069

FROM

Name:	Stephen H. Cohen	Date Sent:	April 2, 2004
Telephone Number:	(212) 309-6397	FAX Number:	(212) 309-6273
Operator Sending:		Floor: 44	Number of Pages: 3 *(Including cover page)*

COMMENTS

David

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Stephen H. Cohen
212-309-6397
shcohen@morganlewis.com

April 2, 2004

VIA FACSIMILE AND CERTIFIED MAIL

Mr. Thomas K. McGowan
Assistant Director
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Extension of Final FOCUS Report Under Exchange Act Rule 17a-5(b)

Dear Mr. McGowan:

On behalf of BNY Direct Execution, Inc. ("Firm") (CRD # 29598, SEC File No. 8-39924) this is to request an extension of time to file a final Form X-17A-5 ("Final FOCUS") pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Paragraph (b)(1) of the Rule requires a firm to file a Final FOCUS within two business days after the firm ceases to be a member in good standing with a national securities exchange or registered national securities association.

The Firm currently is a member in good standing of the New York Stock Exchange ("NYSE"); however, the Firm will terminate its membership with the NYSE effective as of May 3, 2004. The deadline for filing the Final FOCUS, therefore, would be May 5, 2004, which is two business days after the third.

On behalf of the Firm, we respectfully request an extension of time until May 25, 2004, within which to file the Final FOCUS.

In connection with this request, the Firm represents that it: (1) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act; (2) is not

Morgan Lewis
COUNSELORS AT LAW

experiencing any significant financial, operational or recordkeeping problems; and (3) is in compliance with other applicable rules of the Securities and Exchange Commission and each self-regulatory organization of which it is a member.

Should you have any questions concerning this request, please feel free to contact me at (212) 309-6397.

Sincerely,

Stephen H. Cohen

cc: Kathryn Mahoney
Christopher Springer
Gregory Trimboli